SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 April 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 08 April 2025
99.2	Transaction in Own Shares dated 09 April 2025
99.3	Transaction in Own Shares dated 10 April 2025
99.4	Transaction in Own Shares dated 11 April 2025
99.5	Transaction in Own Shares dated 14 April 2025
99.6	Transaction in Own Shares dated 15 April 2025
99.7	Transaction in Own Shares dated 16 April 2025
99.8	Transaction in Own Shares dated 17 April 2025

Exhibit No: 99.1

8 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 7 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 7 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	99,426	34,688	38,940	9,824	0
Highest price paid (per ordinary share)	£ 78.4200	£ 78.4200	£ 78.4600	£ 76.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 72.5400	£ 72.6000	£ 72.5200	£ 73.6600	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 74.8462	£ 75.1141	£ 75.0184	£ 75.3297	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 156,991,296 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                    Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        182,878 (ISIN: GB00BHJYC057)

Date of Purchases:       7 April 2025

Investment firm:            MLI

Detailed information:

The table attached contains detailed information of the individual trades made by Merrill Lynch International, as part of the buyback programme.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/0010E_1-2025-4-7.pdf

END

Exhibit No: 99.2

9 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 8 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 8 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	96,814	25,349	45,000	4,547	0
Highest price paid (per ordinary share)	£ 76.4400	£ 76.4200	£ 75.9600	£ 76.4600	£ 0.0000
Lowest price paid (per ordinary share)	£ 74.5800	£ 74.5600	£ 74.8000	£ 74.5600	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 75.5344	£ 75.5519	£ 75.2598	£ 75.5802	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 156,819,586 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                    Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        171,710 (ISIN: GB00BHJYC057)

Date of Purchases:       8 April 2025

Investment firm:            MLI

Detailed information:

The table attached contains detailed information of the individual trades made by Merrill Lynch International, as part of the buyback programme.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/2044E_1-2025-4-8.pdf

END

Exhibit No: 99.3

10 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 9 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 9 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	102,917	18,291	45,000	7,000	0
Highest price paid (per ordinary share)	£ 75.4800	£ 75.4600	£ 75.5000	£ 75.4800	£ 0.0000
Lowest price paid (per ordinary share)	£ 73.5400	£ 73.5200	£ 73.5200	£ 73.5400	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 74.1736	£ 74.1417	£ 74.4445	£ 74.1210	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 156,646,378 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                    Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        173,208 (ISIN: GB00BHJYC057)

Date of Purchases:       9 April 2025

Investment firm:            MLI

Detailed information:

The table attached contains detailed information of the individual trades made by Merrill Lynch International, as part of the buyback programme.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/4058E_1-2025-4-9.pdf

END

Exhibit No: 99.4

11 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 10 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 10 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	87,660	0	44,694	9,857	8,284
Highest price paid (per ordinary share)	£ 79.5800	£ 0.0000	£ 79.5400	£ 79.6000	£ 79.5600
Lowest price paid (per ordinary share)	£ 77.8800	£ 0.0000	£ 78.0200	£ 77.9000	£ 77.9000
Volume weighted average price paid (per ordinary share)	£ 78.7928	£ 0.0000	£ 78.6354	£ 78.7508	£ 78.6036

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 156,495,883 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        150,495 (ISIN: GB00BHJYC057)

Date of Purchases:       10 April 2025

Investment firm:             MLI

Detailed information:

The table attached contains detailed information of the individual trades made by Merrill Lynch International, as part of the buyback programme.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/5984E_1-2025-4-10.pdf

END

Exhibit No: 99.5

14 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 11 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 11 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	92,602	24,648	50,000	0	0
Highest price paid (per ordinary share)	£ 78.7600	£ 77.6600	£ 78.1800	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 76.2600	£ 76.3800	£ 76.2600	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 77.1052	£ 77.0202	£ 77.0754	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 156,328,633 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                    Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        167,250 (ISIN: GB00BHJYC057)

Date of Purchases:       11 April 2025

Investment firm:            MLI

Detailed information:

The table attached contains detailed information of the individual trades made by Merrill Lynch International, as part of the buyback programme.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/7880E_1-2025-4-11.pdf

END

Exhibit No: 99.6

15 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 14 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 14 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	81,642	9,774	40,263	0	0
Highest price paid (per ordinary share)	£ 78.6200	£ 78.4400	£ 78.5400	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 77.0600	£ 77.0600	£ 77.0600	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 77.6314	£ 77.7097	£ 77.8159	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 156,196,954 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                    Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        131,679 (ISIN: GB00BHJYC057)

Date of Purchases:       14 April 2025

Investment firm:            MLI

Detailed information:

The table attached contains detailed information of the individual trades made by Merrill Lynch International, as part of the buyback programme.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/9817E_1-2025-4-14.pdf

END

Exhibit No: 99.7

16 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 15 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 15 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	90,239	0	26,994	0	0
Highest price paid (per ordinary share)	£ 78.4200	£ 0.0000	£ 78.4200	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 77.4800	£ 0.0000	£ 77.4800	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 77.8751	£ 0.0000	£ 77.8936	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 156,079,721 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                    Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        117,233 (ISIN: GB00BHJYC057)

Date of Purchases:       15 April 2025

Investment firm:            MLI

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/4923F_1-2025-4-17.pdf

Exhibit No: 99.8

17 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 16 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 16 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	97,514	0	0	0	0
Highest price paid (per ordinary share)	£ 77.3000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 74.9200	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 75.7003	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,982,207 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                    Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        97,514 (ISIN: GB00BHJYC057)

Date of Purchases:       16 April 2025

Investment firm:            MLI

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/4923F_2-2025-4-17.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	17 April 2025